SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated May 10, 2021, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	03/31/2021	03/31/2020
Results of the period (nine-month period)	(14,712)	(5,975)
Attributable to:
Shareholders of the controlling company	(11,487)	(13,647)
Non-controlling interest	(3,225)	7,672

2. Other integral results of the period	in million ARS
	03/31/2021	03/31/2020
Other integral results of the period (nine-month period)	(9,961)	9,158
Attributable to:
Shareholders of the controlling company	(3,982)	(3,942)
Non-controlling interest	(5,979)	13,100

3. Total integral results of the period	in million ARS
	03/31/2021	03/31/2020
Total integral results of the period (nine-month period)	(24,673)	3,183
Attributable to:
Shareholders of the controlling company	(15,469)	(17,589)
Non-controlling interest	(9,204)	20,772

4. Equity details	in million ARS
	03/31/2021	03/31/2020
Share Capital	575	575
Treasury shares	2	2
Comprehensive adjustment of capital stock and of treasury shares	18,525	18,527
Additional paid-in capital	19,683	19,683
Premium for trading of treasury shares	133	106
Legal Reserve	1,445	656
Special Reserve (Resolution CNV 609/12)	12,731	12,731
Cost of treasury share	(231)	(217)
Changes in non-controlling interest	(7,572)	(8,122)
Reserve for share-based payments	261	274
Reserve for future dividends	2,291	2,291
Revaluation Surplus	1,326	143
Reserve for conversion	964	(3,349)
Special Reserve	28,399	14,069
Reserve for coverage instruments	(872)	(10)
Reserve for defined benefit plans	467	(420)
Other subsidiary reserves	-	(96)
Retained earnings	(10,206)	(15,888)
Shareholders’ Equity attributable to controlling company’s shareholders	67,921	40,955
Non-controlling interest	22,507	77,596
Total shareholder's equity	90,428	118,551

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,211 shares directly and indirectly (through Helmir S.A.), which represents 62.3% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of March 31, 2021, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 217,576,461 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.7% of the issued share capital.

As of March 31, 2021 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on March 31, 2021, the following can be highlighted:

●
The net result for nine-month period of fiscal year 2021 recorded a loss of ARS 14,712 million compared to a ARS 5,975 million loss in the same period of 2020.

●
The result from continuing operations recorded a loss of ARS 6,670 million mainly due to negative results from changes in the fair value of the investment properties. The result of discontinued operations recorded a loss of ARS 8,042 million because of the deconsolidation of the investment in Israel since September 30, 2020.

●
Adjusted EBITDA reached ARS 11,604 million in the nine-month period of fiscal year 2021, increasing 57.8% compared to the same period of 2020, mainly explained by the Sales and Developments segment, due to the sales made by IRSA Commercial Properties. Adjusted EBITDA of the rental segments was reduced by 62,5% in the period, reaching ARS 3,116 million.

●
Regarding the rental portfolio, tenants’ sales in shopping malls grew 0.4% in real terms in the third quarter of fiscal year 2021 compared to 2020. Excluding the second fortnight of March, which had the shopping centers partially or totally closed in 2020, the variation reverts to a drop of 20.5%. Occupancy in shopping centers reached 89.5%, while A + and A offices reached 81.2%. The hotels have been operating since December 2020 with low occupancy levels.

●
Subsequently, the national government ordered, among other restrictive measures related to the COVID-19 pandemic, the closure of shopping malls in the Buenos Aires Metropolitan Area from April 16 to May 21 inclusive. Therefore, to date, 44% of the portfolio remains operational.

●
In financial matters, during the quarter we issued Notes in the local market, through Series X, XI and XII, for a total amount of USD 65.5 million and, as a subsequent event, we made a capital increase of 80 million shares for the sum of USD 28.8 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 10, 2021